FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of  March 2004

Commission File No.: 0-30308

SOUTHWESTERN RESOURCES CORP.

Suite #1650, 701 West Georgia Street, Vancouver, British Columbia, Canada, V7Y 1C6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X              Form 40-F

Please note that pursuant to Rule 12g3-2(d)(l), this registrant, being registered under Section 12 is not eligible for exemption under Rule 12g3-2(b).  Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

   No

     ___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOUTHWESTERN RESOURCES CORP.

“Thomas W. Beattie”

_______________________________

By:

Thomas W. Beattie

Vice President, Corporate Development

Date:

April 6, 2004

FORM:1	Company Name:	SOUTHWESTERN RESOURCES CORP.	Stock Symbol:	SWG-T

Issued and Outstanding Share Summary	# of Shares	Balance
Issued and Outstanding – Opening Balance*	19,762,087
ADD:	Stock Options Exercised	29,000
Share Purchase Plan
Dividend Reinvestment Plan
Exercise Warrants
Private Placement	1,150,000
Conversion
Other Issuance (provide description):
SUBTRACT:	Issuer Bid Purchase (see attachment)
Redemption
Other Cancellation (provide description)
Closing Issued and Outstanding Share Balance*	20,941,087

NOTE: If any of the Company’s securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as “internally-held securities”), such internally-held securities must not be counted as “issued and outstanding.”

Internally-held securities may result from the Company not cancelling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

Reserved for Share Compensation Arrangements
A.	Share Purchase Plans and / or Agreement(s)	# of Shares	Balance
	NAME OF PROGRAM:		N/A
Opening Reserve for Share Purchase Plan / Agreement
Additional Shares Listed Pursuant to the Plan (ADD)
Shares Issued from Treasury (SUBTRACT)
Closing Reserve for Share Purchase Plan

B.	Dividend Reinvestment Plan (DRIP) — for shareholders	# of Shares	Balance
	NAME OF PROGRAM:		N/A
Opening Reserve for Dividend Reinvestment Plan
Additional Shares Listed Pursuant to the Plan (ADD)
Shares Issued (SUBTRACT)
Closing Reserve for Dividend Reinvestment Plan

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS
C.	Stock Option Plan and / or Agreement
	NAME OF PROGRAM:	Pre-Plan
	Stock Options Outstanding — Opening Balance				382,000
Options Granted: (ADD)
	Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted

SUBTOTAL

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled “Shares Reserved” below

Date or Exercise	Name of Optionee	Date of Grant	Exercise Price	# of Options Exercised
Mar 17/04	John J. Fleming	Mar 24/94	$5.00	(25,000)

			SUBTOTAL

Share Appreciation Rights or Market Growth Feature (“SAR”) in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)

SUBTOTAL

*Shares may, or may not be issued however “Shares Reserved” (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number

SUBTOTAL

Stock Option Outstanding – Pre Plan — Closing Balance	357,000*

C.	Stock Option Plan and / or Agreement
	NAME OF PROGRAM:	Post-Plan
	Stock Options Outstanding — Opening Balance				680,500
	Options Granted: (ADD)
	Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
	Mar 25/04*	Robert Rollings	Mar 24/09	$36.75	5,000
	Mar 25/04*	John Bradford	Mar 24/09	$36.75	5,000
	Mar 25/04*	Nigel Luckman	Mar 24/09	$36.75	5,000
	Mar 25/04*	Bryn Parker	Mar 24/09	$36.75	2,000
	Mar 25/04*	Giovanni Susin	Mar 24/09	$36.75	20,000
	Mar 25/04*	Susy Horna	Mar 24/09	$36.75	10,000
	Mar 25/04*	Cecilia Bonatto	Mar 24/09	$36.75	5,000
	Mar 25/04*	Alana McFarlane	Mar 24/09	$36.75	5,000
	Mar 25/04*	Shayla Woodman	Mar 24/09	$36.75	1,000
	Mar 25/04*	John Plewes	Mar 24/09	$36.75	25,000
	Mar 25/04*	Blair Lockhart	Mar 24/09	$36.75	5,000
	Mar 25/04*	Jannet Rivera	Mar 24/09	$36.75	1,000
	Mar 25/04*	Jorge Rivera	Mar 24/09	$36.75	1,000
	Mar 25/04*	Susan Bertie	Mar 24/09	$36.75	2,000
	Mar 25/04*	David Gomez	Mar 24/09	$36.75	2,000
	Mar 25/04*	Eva Rondon	Mar 24/09	$36.75	1,000
	Mar 25/04*	Julio Falcon	Mar 24/09	$36.75	500
	Mar 25/04*	Liliana Salas	Mar 24/09	$36.75	500
	Mar 25/04*	Victor Diaz	Mar 24/09	$36.75	500
	Mar 25/04*	Carlos Talledo	Mar 24/09	$36.75	500
	Mar 25/04*	Nilton Astorga	Mar 24/09	$36.75	500
	Mar 25/04*	Julio Chavez	Mar 24/09	$36.75	5,000
	Mar 25/04*	Joseph Salas	Mar 24/09	$36.75	5,000
	Mar 25/04*	Marco Dominguez	Mar 24/09	$36.75	5,000
	Mar 25/04*	Ernesto Villar	Mar 24/09	$36.75	1,000
	Mar 25/04*	Javier Salas	Mar 24/09	$36.75	10,000
	Mar 25/04*	Federico Solano	Mar 24/09	$36.75	500
	Mar 25/04*	Edgar Pacheco	Mar 24/09	$36.75	500
	Mar 25/04*	Walter Lavado	Mar 24/09	$36.75	500
	Mar 25/04*	C. Richard Petersen	Mar 24/09	$36.75	15,000
	Mar 25/04*	George H. Plewes	Mar 24/09	$36.75	200,000
	Mar 25/04*	John G. Paterson	Mar 24/09	$36.75	100,000
	Mar 25/04*	Daniel G. Innes	Mar 24/09	$36.75	100,000
	Mar 25/04*	W. David Black	Mar 24/09	$36.75	25,000
	Mar 25/04*	James B. Hume	Mar 24/09	$36.75	25,000
	Mar 25/04	William D. McCartney	Mar 24/09	$36.75	25,000
	Mar 25/04*	Thomas W. Beattie	Mar 24/09	$36.75	30,000
	Mar 25/04*	Parkash K. Athwal	Mar 24/09	$36.75	40,000
				SUBTOTAL	685,000

* These stock options are subject to shareholders’ approval, which will be requested at the Company’s next Annual Generals Meeting in June 2004

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled “Shares Reserved” below

Date or Exercise	Name of Optionee	Date of Grant	Exercise Price	# of Options Exercised
Mar 19/04	Richard Petersen	Sep. 30/03	$15.90	(4,000)

			SUBTOTAL	(4,000)

Share Appreciation Rights or Market Growth Feature (“SAR”) in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)

SUBTOTAL

*Shares may, or may not be issued however “Shares Reserved” (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number

SUBTOTAL

Stock Option Outstanding – Post Plan — Closing Balance	1,361,500
Stock Option Outstanding – Closing Balance – Grand Total	1,718,500*

	RESERVED FOR SHARE COMPENSATION ARRANGEMENTS
D.	Shares Reserved (for Stock Option Plan)
	NAME OF PROGRAM:	Stock Option Plan	# of Shares	Balance
	Opening Share Reserve Balance at beginning of period			29,500
	Additional shares Listed Pursuant to the Plan (ADD)
	Stock Options Granted (SUBTRACT)			(25,000)
	Stock Appreciation Rights (SUBTRACT)
	Closing Share Reserve Balance at end of period			4,500

All information reported in this Form is for the month of March 2004

Filed on behalf of the Company by: (please enter name and direct phone or email)
NAME	Susy Horna
PHONE / EMAIL	(604) 669 2525 - susyh@swgold.com
DATE	April 5, 2004

THE FOLLOWING NEWS RELEASE HAS BEEN REDACTED TO CONFORM WITH THE REQUIREMENTS OF RULE 135(c) UNDER THE SECURITIES ACT OF 1933, FOR PURPOSES OF FURNISHING TO THE SECURITIES AND EXCHANGE COMMISSION UNDER COVER OF FORM 6K

SOUTHWESTERN RESOURCES CLOSES

$40.8 MILLION BOUGHT DEAL FINANCING

This news release, required by applicable Canadian Laws, is not for distribution to U.S. newswire services or for dissemination in the United States, and does not constitute an offer of the securities described herein

March 4, 2004

Vancouver, B.C. - Southwestern Resources Corp. (SWG-TSX) (“Southwestern”) is pleased to announce that the financing disclosed on February 17, 2004 has closed and the Company has received gross proceeds of $40,825,000.  The syndicate of underwriters [INTENTIONALLY DELETED] purchased 1,150,000 common shares from Southwestern at $35.50 per common share.

The offering was made in the provinces of British Columbia, Alberta, Manitoba and Ontario. A portion of the offering was also made in the United States as a private placement through U.S. broker-dealers affiliated with the underwriters pursuant to an exemption under the U.S. Securities Act of 1933.  None of the offered securities have been registered under the U.S. Securities Act and may not be subsequently offered and sold in the United States unless registered or pursuant to an applicable exemption from the registration requirements.

 [INTENTIONALLY DELETED]

Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the business of the Company.  Actual results may differ materially from those currently anticipated in such statements.

For more information, please contact:

John G. Paterson, President

Daniel G. Innes, VP, Exploration

Thomas W. Beattie, VP, Corporate Development

Southwestern Resources Corp.

1650 – 701 West Georgia Street

Vancouver, BC V7Y 1C6, Canada

Tel. (604) 669-2525/Fax (604) 688-5175

email: info@swgold.com

www.swgold.com

ACQUISITION OF SECURITIES OF MAXY GOLD CORP.

EARLY WARNING REPORT

March 8, 2004

Vancouver, B.C. - Southwestern Resources Corp. (SWG-TSX) announced that it has acquired a total of 1,400,000 shares in the capital of Maxy Gold Corp. pursuant to the exercise of share purchase warrants.

Issuance of the securities will result in Southwestern Resources owning 11.64% of the issued and outstanding shares of Maxy Gold Corp.

Southwestern Resources has acquired these securities for investment purposes and has no current intention to increase or decrease its shareholdings.

Southwestern Resources Corp. is exploring in several countries for precious and base metals. The Company has a number of significant joint ventures including the Liam Gold-Silver Project in Peru with Newmont and the Boka Gold Project in China with Team 209.

For more information, please contact:

John G. Paterson, President

Daniel G. Innes, VP, Exploration

Thomas W. Beattie, VP, Corporate Development

Southwestern Resources Corp.

1650 – 701 West Georgia Street

Vancouver, BC  V7Y 1C6, Canada

Tel. (604) 669-2525/Fax (604) 688-5175

www.swgold.com

email: info@swgold.com

BOARD OF DIRECTORS OF SOUTHWESTERN RESOURCES

March 4, 2004

Vancouver, B.C. – It is with the deepest regret that the board of directors, management and employees of Southwestern Resources Corp. (SWG-TSX) announce that John J. Fleming passed away last night.  Mr. Fleming was a director of the Company since 1994.  We will miss his insightful guidance and valuable contributions.

The board of directors, management and employees of Southwestern Resources express their heartfelt condolences to Mr. Fleming’s family.

Southwestern Resources Corp.

John G. Paterson, President

1650 – 701 West Georgia Street

Vancouver, BC  V7Y 1C6, Canada

Tel. (604) 669-2525/Fax (604) 688-5175

www.swgold.com

email: info@swgold.com

SOUTHWESTERN APPOINTS DIRECTOR

March 15, 2004

Vancouver, BC – Southwestern Resources Corp. (SWG-TSX) announced today the appointment of Mr. William D. McCartney to the board of directors.

Mr. McCartney, age 48, has been the president of Pemcorp Management Inc., a company principally involved in providing corporate finance and administrative management services to private and public companies since 1990. He has been a member of the Institute of Chartered Accountants of British Columbia since 1980 and is a former founding partner of Davidson & Company, chartered accountants.

Southwestern Resources Corp. is exploring in several countries for precious and base metals. The Company has a number of significant joint ventures including the Liam Gold-Silver Project in Peru with Newmont and the Boka Gold Project in China with Team 209.

For more information, please contact:

John G. Paterson, President

Daniel G. Innes, VP, Exploration

Thomas W. Beattie, VP, Corporate Development

Southwestern Resources Corp.

1650 – 701 West Georgia Street

Vancouver, BC  V7Y 1C6, Canada

Tel. (604) 669-2525/Fax (604) 688-5175

www.swgold.com

email: info@swgold.com

ANNUAL AND SPECIAL MEETING

March 19, 2004

Vancouver, B.C. - Southwestern Resources Corp. (SWG-TSX) announced that all shareholders of record as at April 21, 2004 will be entitled to receive notice of and to vote at the Annual and Special Meeting of shareholders of the Company, to be held at 9:00 a.m. on Thursday June 3, 2004 at the Four Seasons Hotel, Vancouver, B.C.

For more information, please contact:

John G. Paterson, President

Daniel G. Innes, VP, Exploration

Thomas W. Beattie, VP, Corporate Development

Southwestern Resources Corp.

1650 – 701 West Georgia Street

Vancouver, BC V7Y 1C6, Canada

Tel. (604) 669-2525/Fax (604) 688-5175

email: info@swgold.com

www.swgold.com

MORE POSITIVE DRILL RESULTS INCLUDING 81.4 METRES OF 3.65 GRAMS PER TONNE

GOLD IN HOLE B03-25 AND NEW GOLD ZONE DISCOVERED

Boka Gold Project, Yunnan Province, China

March 23, 2004

Vancouver, BC – Southwestern Resources Corp. (SWG-TSX) is pleased to announce that more positive drill results have been received for the Boka Gold Project located in northern Yunnan Province, China.  At present, five drill rigs with two separate contractors are operating at the Boka 1 South and Boka 7 areas.  It is anticipated that another two rigs will be on site in a few weeks.

Results have been received for holes B03-23, B03-24, B03-25, B04-26, B04-27 and B04-28.  B03-21, B04-29 and B04-30 have been completed and results are pending.  Holes B03-22, B04-31, B04-32, B04-33 and B04-34 are in progress.  To speed up turnaround for sample results, the Company is in discussions with several other exploration companies working in Yunnan Province to have a full service certified assay lab set up in Kunming.

The latest drillhole results are presented in the following table.  For drillhole locations please visit our website at www.swgold.com.

	Intersection			Assay
Hole No.	From (metres)	To (metres)	Interval (metres)	Grams per tonne gold	Comments
B03-23	140.75	201.00	60.25	2.80	quartz-carbonate sulphide breccia
	193.70	203.30	9.60	31.60	massive sulphide

B03-24	103.62	194.52	90.90	2.20	quartz veins
including	121.82	133.52	11.70	5.68	quartz-carbonate stockwork

B03-25	105.12	186.52	81.40	3.65	quartz veins & quartz-carbonate
including	154.12	173.12	19.00	7.58	stockworks

B04-26*	19.30	57.70	38.40	3.86	quartz veins & quartz-carbonate
including	40.70	55.50	14.80	6.45	stockworks

B04-27*	12.50	86.70	74.20	5.98	quartz veins & quartz-carbonate
including	44.00	64.55	20.55	15.62	stockworks
	131.80	154.70	22.90	3.97

B04-28*	10.05	65.70	55.65	3.46	quartz veins & quartz-carbonate
including	10.05	27.55	17.50	7.34	stockworks
	96.90	112.12	15.22	2.70

*Note – core lost from surface to intercept

…more

The Company has completed a soil sampling program over about two-thirds of the joint venture concessions on 200 metre east-west lines at 100 metre sampling stations.  This survey has delineated several significant gold in soil anomalies and follow-up of an anomaly which extends for some three kilometres in a north-south direction resulted in the discovery of the Boka 7 Lower Gold Zone.  The Boka 7 Lower Gold Zone is partially exposed in a government road and is at least 150 metres thick.  Very preliminary sampling of this zone has been completed by the Company along these road cuts in three metre vertical channels.  Results of this sampling include values ranging from 0.04 grams per tonne gold to 6.3 grams per tonne gold.  The Company has commenced a trenching/sampling program to test the significance of this three kilometre long zone and in addition, has commenced a soil sampling survey to cover the remainder of the joint venture concessions.

The Boka Gold mineralization is hosted by carbonaceous shales in a number of zones on the property and associated with quartz veins, massive sulphide and quartz-carbonate stockworks.  The present drilling program is concentrating on the Boka 1 Gold Zone and it is anticipated that by year end, drilling at 50 metre spacing will be completed.  The Company is also testing the Boka 7 Gold Zone.

Quality Control

Southwestern has implemented a quality control program to ensure best practice in lithogeochemical sampling and analysis of tunnel and drill core samples.

All samples are shipped directly in security sealed bags to IPL Laboratories (ISO 9002) sample preparation facility in Kunming located 280 kilometres by road southwest of the Boka Project Area.

Drill core samples are prepped to -10 mesh at the IPL facility and 500 gram split samples are air freighted to Vancouver, BC for screen fire assay by IPL labs or ALS Chemex Laboratories.  Exploration samples are assayed by conventional methods at the Langfang Institute of Geochemical and Geophysical Exploration (ISO 9001) in Beijing and are digested in an aqua regia acid digestion and gold, silver, copper, nickel, arsenic, antimony and bismuth are analyzed by atomic absorption.

The Company submits its own standards as a measure of the accuracy of the analysis.  Field duplicates and pulp duplicates are routinely analyzed for precision at ALS Chemex located in Vancouver, BC.  ALS Chemex is an ISO 9001:2000 registered laboratory and is preparing for ISO 17025 certification.  IPL is an ISO 9002 certified laboratory.  Sample results are received in batches and not as assays for an entire drillhole.

The exploration program is being carried out by Dr. Xianda Wang, PhD (University of Salzburg) and Mr. John Paterson (Member, AUSIMM-and therefore the qualified person for the Project), President of Southwestern Resources Corp.

Southwestern Resources Corp. is exploring in several countries for precious and base metals including the Liam Gold-Silver Project in Peru.  The Company has a number of significant joint ventures.

…more

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the corporation's periodic filings with Canadian securities regulators.  Such information contained herein represents management's best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.

For more information, please contact:

John G. Paterson, President or

Daniel G. Innes, VP, Exploration

Thomas W. Beattie, VP Corp. Dev.

Southwestern Resources Corp.

1650 – 701 West Georgia Street

Vancouver, BC  V7Y 1C6, Canada

Tel. (604) 669-2525 / Fax (604) 688-5175

Web site: www.swgold.com

e-mail: info@swgold.com

Correction to Drill Hole B03-23 Reported March 23, 2004

Boka Gold Project, Yunnan Province, China

March 23, 2004

Vancouver, BC – Southwestern Resources Corp. (SWG-TSX) reports the following correction to drill hole results released earlier today for hole B03-23 on the Boka Gold Project located in northern Yunnan Province, China:

	Intersection			Assay
Hole No.	From (metres)	To (metres)	Interval (metres)	Grams per tonne gold	Comments

B03-23	140.75	191.00	50.25	2.80	quartz-carbonate sulphide breccia

	193.70	203.30	9.60	31.60	massive sulphide

Southwestern Resources Corp. is exploring in several countries for precious and base metals including the Liam Gold-Silver Project in Peru.  The Company has a number of significant joint ventures.

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the corporation's periodic filings with Canadian securities regulators.  Such information contained herein represents management's best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.

For more information, please contact:

John G. Paterson, President or

Daniel G. Innes, VP, Exploration

Thomas W. Beattie, VP Corp. Dev.

Southwestern Resources Corp.

1650 – 701 West Georgia Street

Vancouver, BC  V7Y 1C6, Canada

Tel. (604) 669-2525 / Fax (604) 688-5175

Web site: www.swgold.com

e-mail: info@swgold.com